Filed by I.D. Systems, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pointer Telocation Ltd.

Commission File No.: 001-13138

The following presentation slides are being used by I.D. Systems, Inc. at the 31st Annual ROTH Capital Conference being held on March 18, 2019 and March 19, 2019.

I.D. Systems (Nasdaq: IDSY) Acquisition of Pointer Telocation LTD (Nasdaq: PNTR)

Creating a Leading Global IoT Telematics Software & Solutions Company

ROTH Capital Conference
March 18-19, 2019

I.D. Systems®

POINTER





I.D. Systems Overview

- Leading provider of enterprise asset management and IoT technology
- Our technology enables decision makers to run their operations more securely, safely & efficiently
- 250K+ units deployed on industrial trucks, trailers-containers-chassis, and automobiles
- IDSY helps enterprises:
  - Improve safety & security
  - Reduce operating & capital costs
  - Optimize efficiency & productivity
- Significant patent portfolio: 56 patents

$53M

2018 Revenue

30%

Growth

~breakeven

2018 Adj. EBITDA(1)

+250K

Subscribers (units)

(1) Excludes stock compensation expense and non-recurring items.

Pointer Overview

- Leading provider of telematics and mobile IoT solutions
- Engineering acumen and technical expertise
- Consistent track record of profitability
- Unique combination of feature-rich software and a range of advanced telematics/IoT devices
- Fleet management, asset tracking, connected cars
- I.D. Systems' partner on logistics visibility and Avis connected car solutions
- International footprint and focus

$78M 2018 Revenue	**67%** 2018 Services/Recurring Rev.
$14M 2018 Adj. EBITDA[1]	**+275K** 2018 Subscribers (units)

(1) Excludes stock compensation expense and non-recurring items.

The Big Picture

Creating a leading global IoT telematics software and solutions company

I.D. Systems

- Logistics visibility, industrial vehicle management, connected cars
- SaaS, analytics and IoT solutions
- +250K and growing subscriber base
- North American focus

POINTER

- Fleet management, stolen vehicle recovery, asset tracking, connected cars
- SaaS, cloud-based, IoT solutions
- +275K and growing subscriber base
- International focus

Strong Combined Leadership



Chris Wolfe
CEO

Current IDSY CEO

- 30% YOY revenue growth
- Signed and delivered 50K units to Avis with another 75K order follow on

Prior OmniTRACS President

- Grew revenues from $270M to $440M
- 1500 employees on 5 continents
- Ran operations in US, Mexico, Europe
- Channels in BR, CA, TU, SKR



David Mahlab
CEO - International

Current Pointer CEO

- Led growth from $50M to $80M
- Spun-off roadside assistance business unit
- Double-digit growth (inorganic / organic)

Prior CEO / Founder of Scopus Video Networks

- 9 year growth track record as leader in compression
- Incubated the company from $0 to $80M
- Successfully sold business to Harmonic

Why Pointer and Why Now?

We have a strong history of working together

- Relationship built over two years as partners
- Delivered award winning solutions for Logistics Visibility
- Building solutions for Avis Budget Group (+75K units in 2019)
- Currently collaborating on future connected car technologies

Together, we are among select group of companies

- Among few in our space with 500K+ subscriber units
- Among few with global footprint

Alignment of future strategic plans

- Respectively focused on common IoT markets including logistics, cargo tracking, fleet management and connected car
- Common technology stacks and roadmaps
- Realization that together we could accelerate our mutual objectives of becoming a dominant IoT provider



Strategic Rationale

Creating shareholder value through global scale, enhanced market position, profitability and cash flow generation

- **Among few companies with 500K+ subscribers, $70M+ in high margin services and recurring revenue**
- **Financial scale and product portfolio to effectively compete and win on a global basis**
- **Accelerates innovation and product and solutions delivery**





Growth and Synergy Opportunities

- Broadens portfolio of solutions to address global market opportunities
- Leverages complementary strengths in R&D, technology, sales & marketing and supply chain
- Brings PNTR into North American markets
- Positions IDSY industrial solutions to rest of world
- Enables global connected vehicle strategy
- Accelerates solutions delivery and sales
- Realizes operational cost synergies

Combined global presence



I.D. Systems
POINTER

Transaction Highlights

Overview	• I.D. Systems to acquire Pointer for total purchase price of approximately $140M in cash and stock
Total Consideration	• Approximately $72M in aggregate ($8.50 in cash per Pointer share) • Approximately 11M shares (1.272 common shares of the combined company per Pointer share)
Sources of Financing	• $50M convertible preferred equity investment by Abry Partners, leading private equity firm with significant experience and track record in IoT • $30M, 5 year term loan and $10M Revolver commitment from Bank Hapoalim, ~6% average annual interest
Financial Impact	• **Scale:** Adds $78M of revenue (67% services/recurring) and $14M of Adjusted EBITDA for 2018[(1)] • **Cost Synergy**: Approximately $3.5M of cost savings and supply chain savings expected to be realized in the first 12 to 18 months following the transaction closing • **Accretion:** Expected to be accretive to non-GAAP EPS in first twelve months post-closing [(2)] • **Strong Balance Sheet**: Expected $20M cash on hand and available credit facilities at closing
Management	• Chris Wolfe and Ned Mavrommatis remain CEO and CFO • Pointer CEO David Mahlab appointed CEO International and Director
Board of Directors	• Abry Managing Partner John Hunt, Abry Principal Anders Bjork, and David Mahlab added to the Board
Closing	• Expected to close in the Summer of 2019

(1) Excludes stock compensation expense and non-recurring items.
(2) Non-GAAP EPS excludes amortization of identifiable intangibles, stock compensation expense and other non-cash items.

Combined Company Snapshot

I.D. Systems	POINTER	Pro Forma	Combined Company Post Closing (2)
$53M 2018 Revenue	**$78M** 2018 Revenue	**$131M** 2018 Revenue	**$150M+** Annual Revenue
37% Services/Recurring Rev.	**67%** Services/Recurring Rev.	**55%** Services/Recurring Rev.	**55%+** Services/Recurring Rev.
~breakeven 2018 Adj. EBITDA(1)	**$14M (18%)** 2018 Adj. EBITDA(1)	**$14M (11%)** 2018 Adj. EBITDA(1)	**15-20%** Adj. EBITDA Margin(1)

(1) Excludes stock compensation expense and non-recurring items.
(2) Represents combined company for first full year after transaction closing. Closing expected in the Summer of 2019.

Pro Forma Target Model

Significant combined scale to drive meaningful operating leverage

	Revenue @ $200M+	
Services/Recurring Rev.	**60%+**	**$120M+**
Gross Profit	**55%+**	**$100M+**
Adj. EBITDA	**25%**	**$50M+**

Compelling Value Creation Opportunity

Scale, Growth and Profits

- $150M+ combined revenue post closing
- 500K+ subscribers and $70M+ in high margin services and recurring revenue
- Double digit revenue growth
- 25% EBITDA margin target at $200MM+ revenue

Attractive Cross-Selling Opportunities

- Cross-selling opportunity into North America with PNTR
- Expansion into rest of world with IDSY solutions
- Enables global connected car go-to-market strategy

Operational Synergies and Vertical Integration

- Control over product features, costs, and pricing
- Over $3.5M of identified synergies from cost savings and supply chain efficiencies in first 12 to 18 months post closing

Shareholder Value Creation

- Stronger peer group positioning as global pure play IoT company
- Strategic partner with significant experience in telematics and related sectors
- Superior financial characteristics including growth and operating leverage

A New Power In Telematics

PowerFleet®

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Report on Form 8-K, which was filed with the SEC on July 12, 2018. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 27, 2018, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 and the reports on Form 6-K furnished to the SEC on May 2, 2018, June 11, 2018 and June 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws. I.D. Systems', Pointer's and the combined business's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems' and Pointer's expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties' control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems' or Pointer's key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems' or Pointer's products and services to continue to develop; (15) the inability to protect I.D. Systems' or Pointer's intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems' and Pointer's filings with the Securities and Exchange Commission, including I.D. Systems' annual report on Form 10-K for the year ended December 31, 2017 and Pointer's annual report on Form 20-F for the year ended December 31, 2017, and its amended Annual Report on Form 20-F/A for the year ended December 31, 2017. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this communication, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

Participants

Chris Wolfe
CEO & Director
I.D. Systems, Inc.

Ned Mavrommatis
CFO, Treasurer & Corporate Secretary
I.D. Systems, Inc.

David Mahlab
CEO and President
Pointer Telocation Ltd.

Yaniv Dorani
CFO
Pointer Telocation Ltd.

Contact Us

I.D. Systems Company Contact
Ned Mavrommatis, CFO
ned@id-systems.com
(201) 996-9000

I.D. Systems Investor Contact
Matt Glover
Liolios
IDSY@Liolios.com
(949) 574-3860

Pointer Telocation Company Contact
Yaniv Dorani, CFO
+972-3-5723111
yanivd@pointer.com

Pointer Telocation Investor Contact
Brett Maas
Hayden IR, LLC
(646) 536-7331
brett@haydenir.com

PowerFleet®